Exhibit 99.1

Village Farms International Announces Update on Pure Sunfarms’ Supply Agreement with Emerald Health Therapeutics

Vancouver, BC, October 15, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF; Nasdaq:VFF) today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms Corp. (“Pure Sunfarms” or the “Joint Venture”), was advised by Emerald that it would be receiving a dispute notice from Emerald Health Therapeutics (“Emerald”) (TSV:EMH) in respect of certain amounts for which Pure Sunfarms has invoiced Emerald under the Supply Agreement (as defined below).

The wholesale market price for cannabis in the markets where the Joint Venture sells its production has declined during the three months ended September 30, 2019, resulting in lower margins realized by the Joint Venture for its production as compared to the three months ended June 30, 2019. Where Emerald has not exercised its right, either in whole or in part, under a supply agreement between Emerald and the Joint Venture (the “Supply Agreement”) to purchase 40% of the Joint Venture’s cannabis production, the Joint Venture has sold some of that excess production in the spot market at prices lower than the predetermined selling price to Emerald under the Supply Agreement. Subject to certain limited exceptions provided for in the Supply Agreement, Emerald is required under the Supply Agreement to pay the Joint Venture an amount equal to the difference between the predetermined selling price for the contracted production volumes not purchased by Emerald and the market price realized (to the extent lower than the predetermined selling price) (each, a “Price Deficiency Obligation”). As at the date hereof, the Joint Venture has advised the Company that (i) Emerald currently owes the Joint Venture approximately $7 million of Price Deficiency Obligations, and (ii) Emerald has advised the Joint Venture that it does not agree with the Joint Venture’s position and that it believes it is not responsible for any Price Deficiency Obligations under the Supply Agreement.

For greater certainty, the Company is not a party to the Supply Agreement and any amounts owing thereunder are payable to the Joint Venture.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp USA, LLC, and Arkansas Valley Green and Gold Hemp LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com